

May 5, 2015

Stephen P. Smith
President
Columbia Pipeline Group, Inc.
5151 San Felipe Street, Suite 2500
Houston, Texas 77056

> **Re:** **Columbia Pipeline Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed April 17, 2015**
> **File No. 001-36838**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements, page F-2

1. We note your $42.0 million adjustment (a) to net income attributable to noncontrolling interest for the public interest in the MLP. Please provide us with your calculation of this adjustment and tell us how you considered the subordinated limited partner units directly owned by CEG. Once you compute the allocation to noncontrolling interest on the balance sheet, please also provide us with your calculation for that pro forma adjustment.

2. Please revise footnote (d) to explain the elimination of accounts receivable from affiliates against borrowings from affiliates. Your current explanation of pro forma adjustment (d) appears incomplete.

3. Please refer to footnotes (c) and (g). Please tell us whether the senior unsecured notes will be issued prior to your request for effectiveness of this Form 10 and respond to the following comments:

   • If so, please confirm our assumption that you will update the description of these notes in the pro forma footnotes to disclose the actual interest rate and maturity date.

   • If not, please tell us why you consider the issuance of these notes to be factually supportable and the amount of principal and interest rate to be objectively determinable. See Rule 11-02(b)(6) of Regulation S-X. For example, if you have a draft debt agreement that specifies these terms and to which a borrower has preliminarily agreed, please explain that to us in detail. Please revise your disclosure to clarify this matter to your investors.

4. We note your discussion of the revolving credit facility fee in footnote (g). Please revise this footnote to disclose the assumptions you made in calculating the revolving credit facility fees. In this regard, we note from your disclosures on page 181 that the facility fee can vary. See Rule 11-02(b)(6) of Regulation S-X.

5. Please tell us why you eliminated the adjustment for the allocation of pension and other postretirement benefit assets and liabilities of former NiSource employees transferred to CPG as part of the Separation.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director